meridian Waste solutions, inc.

ONE GLENLAKE PARKWAY NE, SUITE 900

ATLANTA, GA 30328

June 13, 2017

Pamela A. Long

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meridian Waste Solutions, Inc.
Registration Statement on Form S-3
Filed March 10, 2017
File No. 333-216621 Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2016 File No. 001-13984 Form 10-Q for Fiscal Quarter Ended March 31, 2017 File No. 001-13984

Dear Ms. Long:

By letter dated June 9, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Meridian Waste Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-3, initially filed with the Commission on March 10, 2017 (the “Registration Statement”), the Company’s Amendment No.1 to Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K Amendment No. 1”), and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 (the “Form 10-Q”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Liquidity and Capital Resources, page 27

1.       We note your response to comments 12 and 13 of our letter dated March 22, 2017. Given you previously violated the covenant terms of your credit agreement as of December 31, 2016 and your response indicates that there are certain covenants for which the margin of compliance is not significant, we continue to believe that you should disclose the specific terms of any significant financial covenants to which you are subject with any required ratios/amounts, including the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response: The financial covenants consist of a fixed charge coverage ratio (Adjusted EBITDA/Fixed Charges), which must be maintained at a minimum ratio of 1.10:1.00, and at December 31, 2016 the ratio was 1:15:1.00; a leverage ratio (Debt/Adjusted EBITDA), which must not exceed 5.25:1.00, and at December 31, 2016 the ratio was 5.88:1.00; adjusted EBITDA, which must be a minimum of $8,000,000, and at December 31, 2016 adjusted EBITDA was $7,852,200; Maximum Consolidated Growth Capital Expenditures, which must not exceed $4,375,000 for the year ended December 31, 2016, and this amount was $3,899,248 for the year ended December 31, 2016; Maximum Consolidated Corporate Overhead, which must not exceed $2,100,000 for the year ended December 31, 2016, and this amount was $2,161,424 for the year ended December 31, 2016; and a Minimum Consolidated Liquidity, which must be no less than $1,000,000 at December 31, 2016, and at December 31, 2016 the Company had $823,272 of cash and $1,953,969 of short term restricted investment. The Company acknowledges the Commission’s comments and, where required, will revise its Liquidity and Capital Resources disclosures to reflect such further detail in subsequent filings.

2.       Please revise your tabular disclosure to provide the aggregate director compensation for the last completed fiscal year. See Item 402(r) of Regulation S-K.

Response: The Company acknowledges the Commission’s comments and, where required, will revise its tabular disclosures to provide aggregate director compensation in subsequent filings.

Financial Statements

Notes to the Financial Statements

3.       We note your response to comment 17 of our letter dated March 22, 2017. Please confirm that you will present the total of all deferred tax liabilities measured in paragraph ASC 740-10-30-5(b); the total of all deferred tax assets measured in paragraph ASC 740-10-30-5(c) through (d); and the total valuation allowance recognized for deferred tax assets determined in paragraph ASC 740-10-30-5(e). Please see ASC 740-10-2. In this regard, it is not clear that your tabular presentation at the top of page F-30 of your Form 10-K/A of gross liabilities of $8,987,135 and $4,686,288 for 2016 and 2015 is accurate. We also note that the detailed breakdown of the components of your deferred tax assets and liabilities on page 13 of your response letter appears to provide the appropriate level of detail required by ASC 740.

Response: Please see below for a more detailed breakdown of the gross liabilities as required by ASC 740-10-50-2.

	2016	2015
Noncurrent deferred income taxes:
Gross assets	$18,793,653	$4,686,288
Gross liabilities	(3,073,227)	-
Valuation allowance	(15,913,908)	(4,686,288)
Net deferred income tax liability	$(193,482)	$-

SAB 99 and SAB 108 provide the Issuer relevant guidance in applying materiality thresholds to the preparation of financial statements filed with the SEC. This guidance is also considered by the Issuer to be a relevant factor in relation to its judgment about whether the misstatements contained in prior-period consolidated financial statements were material, so as to require a restatement pursuant to ASC 250-10, Accounting Changes and Error Corrections and pursuant to SEC regulations.

SAB 99 and SAB 108 provide the Issuer relevant guidance in applying materiality thresholds to the preparation of financial statements filed with the SEC. This guidance is also considered by the Issuer to be a relevant factor in relation to its judgment about whether the misstatements contained in prior-period consolidated financial statements were material, so as to require a restatement pursuant to ASC 250-10, Accounting Changes and Error Corrections and pursuant to SEC regulations.

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

In the original filing the valuation allowance was combined with the deferred liabilities in the tabular presentation at the top of page F-30. It was, however, broken out on the detailed breakdown of the company’s deferred tax assets and liabilities components section. Due to these facts, it is Management’s conclusion that a reasonable person relying upon the report would not have been influenced by the correction of this item.

Form 10-Q for Fiscal Period Ended March 31, 2017

Statement of Cash Flows, page 2

4.      We note that you have reflected the $34,100,000 note payable incurred for the acquisition of CFS as a non-cash investing and financing activity. With reference to the examples set forth in paragraph ASC 230-10-50-4 please provide your basis for this presentation.

Response: Prior to this acquisition, CFS had a note payable with Goldman Sachs for approximately the same amount that we ultimately borrowed from Goldman Sachs. As part of closing the transaction, the CFS note payable to Goldman Sachs was paid off and the $34.1 million note payable to Goldman Sachs from the Company was incurred.

Because the Company did not directly assume the note CFS had issued to Goldman Sachs, but instead executed a separate note with Goldman Sachs, the Company did not believe such amount should be netted in the acquisition line item of the statement of cash flows, as we believe it was relevant to the users of the financial statements to understand that the direct assumption of an existing note payable did not occur.

With respect to the examples set forth in ASC 230-10-50-4, because this situation is not directly addressed, the Company applied the principle in ASC 230-10-50-3 that states, “information about all investing and financing activities of an entity during a period that affect recognized assets and liabilities but that do not result in cash receipts or cash payments in the period shall be disclosed.” Because we did not receive cash receipts from the Goldman Sachs note payable, this was disclosed as non-cash in accordance with this guidance.

5.      Please also explain your statement in Note 3 – Acquisitions that Goldman Sachs novated this debt from CFS to the Company as part of the acquisition. Please explain what you mean by “this” debt.

Response: As noted above, at the time of acquisition, CFS had a note payable with Goldman Sachs for approximately the same amount that we ultimately borrowed from Goldman Sachs. As part of closing the transaction, the CFS note payable to Goldman Sachs was paid off and a $34.1 million note payable to Goldman Sachs from the Company was incurred. Thus, the true economic substantive effect of this part of the transaction was the novation (replacing an obligation to perform with another obligation) of the Goldman Sachs note from CFS to the Company. The Company will update its disclosure in future filings to state, “Goldman Sachs was a lender to both the Company and CFS at the time of the acquisition. At the time of acquisition, CFS owed Goldman Sachs approximately $34 million. Goldman Sachs effectively novated this debt from CFS to the Company as part of the acquisition. See note 6.”

Note 7 – Shareholder’s Equity, page 17

6.      In regards to your conversion of 35,750 shares of Preferred Series C into 1,082,022 shares of common stock, please help us better understand how you determined a deemed dividend of $2.1 million should be recorded in accordance with ASC 470. Although you indicate that this amount represents the unamortized discount on the Series C resulting from the beneficial conversion feature, we note from your disclosures indicate that you already recorded deemed dividends associated with the beneficial conversion features. Also, it appears that the $2.1 million exceeds the total amount of discounts recorded due to the allocation of proceeds to other features as well as the beneficial conversion features. Please advise.

Response: In order to understand the amount of the deemed dividend recognized in the first quarter of 2017, it is important to understand the nature of the transaction and accounting in prior periods. In essence, there were three items that drove the deemed dividend recognition with the Series C Preferred Stock (the “Series C”):

1) Discount Resulting from Allocation of Proceeds - ASC 470-20-40-1 states as follows ”For Instruments with beneficial conversion features all of the unamortized discount remaining at the date of conversion shall be recognized immediately at that date as interest expense or as a dividend, as appropriate, including both of the following amounts:

a. The discount originated by the beneficial conversion option accounting under paragraph 470-20-25-5

b. The discount from an allocation of proceeds under this Subtopic to other separable Instruments included in the transaction.”

The Company notes that at the date of conversion, the carrying value of the Series C was approximately $2.644 million, with face value being $3.575 million. The difference in carrying value and face value was the discount from the allocation of proceeds to other separable instruments included in this transaction (the derivative). In accordance with ASC 470-20-40-1, this discount amount is to be recognized as a deemed dividend upon conversion. Since retained earnings is negative, the entry will be an APIC wash but require the recognition of a deemed dividend on the statement of operations in the amount of $930,049. This deemed dividend is recognized upon conversion which was in the first quarter of 2017.

2) Voluntary Conversion Feature – The Series C has two conversion features. The Firm conversion feature was voluntarily at the option of the holder and allowed for immediate conversion. The second was a contingent automatic conversion feature that will be discussed below. The voluntary conversion feature had a conversion price of $1.12. As noted in ASC 470-20-30-05, a beneficial conversion feature was calculated after the allocation of proceeds had occurred. Since the voluntary conversion feature is active and conversion can occur immediately, the beneficial conversion feature was measured and recognized immediately upon issuance. The amount recognized was a deemed dividend of $638,000 in the third quarter of 2016.

3) Automatic Conversion Feature – The Series C also had an automatic conversion feature that would convert the Series C at a 20% discount to the market stock price on the date of a Qualified Offering (as defined in the designations of the Series C). This is a contingent conversion feature with the contingency being the occurrence of a qualified offering. In accordance with ASC 470-20-30-9, a contingent beneficial conversion feature requires measurement at inception but is not recognized until the contingency is resolved. If the contingency is resolved, the beneficial conversion feature for the automatic conversion feature would be recognized at such time to the extent it exceeds the beneficial conversion feature recognized for the 2016 voluntary conversion (discussed in (2) above). The Company noted, that when measured at inception, the automatic beneficial conversion feature was $1,823,799 which exceeded by the voluntary conversion feature by $1,185,268. Because the contingency was resolved in the first quarter of 2017, this amount was recognized as a beneficial conversion feature and a deemed dividend.

Summary: In 2016, a deemed dividend of $638,000 was recognized related to the voluntary conversion feature. In 2017, a deemed dividend of $930,000 was recognized as required under ASC 470-20-40-1 for the allocation of proceeds discount and a second deemed dividend of $1,185,000 was recognized related to the automatic beneficial conversion feature as the contingency was resolved.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Jeffrey Cosman

Chief Executive Officer

Meridian Waste Solutions, Inc.

One Glenlake Parkway NE, Suite 900

Atlanta, GA 30328

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